CI Financial

Sheila A. Murray
Senior Vice-President and
General Counsel

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com

08004888

September 1, 2008

SEC Mail Processing
Section

SEP 10 2008

Washington, DC
111

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs: Fund Management

Re: CI ~~Financial Income Fund~~, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Interim Financial Statements for the period ended June 30, 2008.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

PROCESSED
SEP 16 2008
THOMSON REUTERS

Sheila A. Murray
Senior Vice-President and General Counsel

SAM/ih
Encls.

c: Chris von Boetticher (w/o encls.)

9/15

j:\ci\cix\letters\sec-ltr-sep08.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for July

TORONTO (August 1, 2008) – CI Financial Income Fund ("CI") today reported net sales of $196 million in July 2008, and assets under management of $66.2 billion and total fee-earning assets of $99.3 billion as of July 31, 2008.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $858 million, with net sales of $134 million in long-term funds and $62 million in money market funds. For the year-to-date, CI had gross sales of $7.4 billion and net sales of $1.5 billion.

"CI is posting excellent sales for the traditionally slow summer season," said Stephen A. MacPhail, CI President. "In particular, the popularity of our segregated funds continues to grow, with the Sun*Wise* Elite and Sun*Wise* Elite Plus funds recording their best-ever monthly net sales."

Sun*Wise* Elite Plus offers the Guaranteed Minimum Withdrawal Benefit, which includes a lifetime withdrawal option that was launched in March 2008.

CI's assets under management at July 31, 2008 consisted of investment funds at CI Investments and United Financial of $63.0 billion, institutional assets at KBSH Capital Management Inc. of $2.6 billion and structured product assets of $533 million. CI also reported assets under administration of $31.8 billion, which consisted of $22.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.1 billion in assets under administration at Blackmont Capital Inc.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI FINANCIAL INCOME FUND July 31, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$721	$587	$134
Total short-term	$137	$75	$62
TOTAL RETAIL FUNDS	$858	$662	$196

FEE-EARNING ASSETS	June 30/08 (millions)	July 31/08 (millions)	% Change
Retail managed funds	$64,551	$63,027	-2.4%
Structured products	552	533	-3.4%
TOTAL retail assets under management	$65,103	$63,560	-2.4%
Institutional managed assets	2,740	2,598	-5.2%
TOTAL assets under management	$67,843	$66,158	-2.5%
Assante assets under administration*	23,092	22,630	-2.0%
Blackmont assets under administration	9,846	9,123	-7.3%
TOTAL assets under administration	$32,938	$31,753	-3.6%
CI other fee-earning assets	1,449	1,421	-1.9%
TOTAL FEE-EARNING ASSETS	$102,230	$99,332	-2.8%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	June 30/08 (millions)	July 31/08 (millions)	% Change
Monthly	$66,235	$62,480	-5.7%
Quarter-to-date	$65,839	$62,480	-5.1%
Fiscal year-to-date	$63,829	$63,632	-0.3%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$63,632	-2.0%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,446,746	Bank debt	$1,092
Trust units	134,081,658	Cash & marketable securities	(162)
Total outstanding units	280,528,404	Net debt outstanding	$930
Quarter-to-date weighted average units outstanding	278,387,664	Net debt to annualized EBITDA (most recent quarter)	1.38:1
Yield at $21.75	9.4%	In-the-money option liability (net of tax)	$7
In-the-money options	2,317,225	Terminal redemption value of funds	$795
Percentage of all options	91%	Quarter-to-date equity-based compensation**	$0
All options % of units	0.9%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($22.00) to July 31, 2008 ($21.75).

CI Financial **News Release**

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**45%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**11%**	**Cash**	**15%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending August 31, 2008

Toronto, August 1, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending August 31, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on August 29, 2008 to unitholders of record as at August 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces earnings conference call and webcast

TORONTO (August 11, 2008) – CI Financial Income Fund ("CI") will release its financial results for the second quarter of 2008 on Thursday, August 14, 2008. The results are expected to be released late in the day on Canada Newswire and www.ci.com/cix. Chief Executive Officer William T. Holland will host a conference call and webcast with analysts on Friday, August 15 at 9 a.m. Eastern time to discuss the results.

The webcast will include a slide presentation and be available at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialling (416) 644-3425 or 1-800-590-1508.

The call will be available for playback that day starting at 4 p.m. Eastern time until Tuesday, August 26, 2008 at (416) 640-1917 or 1-877-289-8525 (passcode: 21279428, followed by the number sign). The webcast will be archived at www.ci.com/q2.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $99.3 billion in fee-earning assets at July 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports second quarter results; year-to-date net sales of $1.6 billion

TORONTO (August 14, 2008) – CI Financial Income Fund ("CI") today released unaudited financial results for the quarter and six months ended June 30, 2008.

HIGHLIGHTS	Quarter ended June 30, 2008 (millions except per unit amounts)	Quarter ended June 30, 2007 (millions except per unit amounts)	% change
Average Retail Assets Under Management	$65,839	$66,384	-1
Gross Sales	$3,050	$2,867	6
Net Sales	$873	$569	53
Earnings Per Unit	$0.48	$0.54	-11
Adjusted Earnings Per Unit [1]	$0.49	$0.54	-9
EBITDA Per Unit [2]	$0.62	$0.69	-10
Adjusted EBITDA Per Unit [1,2]	$0.62	$0.70	-11

[1] Adjusted for equity-based compensation
[2] EBITDA (earnings before interest, taxes, depreciation and amortization) is not a standardized earnings measure prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

Fee-earning assets at June 30, 2008 were $102.2 billion, down 5% from $108.0 billion a year earlier. This decrease is mostly attributable to declining markets and was partially offset by positive net sales of funds. Fee-earning assets were comprised of $64.6 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $552 million in structured products, $2.7 billion in institutional managed assets, $32.9 billion in dealer assets under administration (at Assante Wealth Management and Blackmont Capital Inc.), and $1.4 billion in other fee-earning assets.

For the quarter ended June 30, 2008, gross sales and redemptions totalled $3.1 billion and $2.2 billion, respectively, compared with $2.9 billion and $2.3 billion, respectively, in the same quarter a year earlier. Net sales for the quarter were $873 million, an increase of $304 million, or 53% from $569 million in the second quarter of 2007. CI products that made important contributions to the increase in sales included the Cambridge Funds, which were launched in January 2008, and the Sun*Wise* Elite Plus segregated funds. In addition, CI reported net sales of $196 million in July 2008, bringing year-to-date net sales to $1.6 billion.

Net income (adjusted for equity-based compensation) for the quarter ended June 30, 2008 was $135.8 million, down 11% from the three-month period ended June 30, 2007. On a per unit basis, adjusted earnings for the quarter were $0.49, down from $0.54 per unit for the three months ended June 30, 2007.

EBITDA (earnings before interest, taxes, depreciation and amortization; adjusted for equity-based compensation) for the quarter ended June 30, 2008 was $173.6 million, down from $196.0 million during the same quarter in 2007. On a per unit basis, adjusted EBITDA decreased 11% to $0.62 for the second quarter of 2008 from $0.70 per unit for the quarter ended June 30, 2007.

The year-over-year decrease in earnings is mainly attributable to the decline in administration fee revenue in the capital markets and asset administration operations of Blackmont, and a decrease in assets under administration at Assante Wealth Management.

"Blackmont had an extraordinary second quarter in 2007," said Stephen A. MacPhail, CI President. "Market conditions prevented another record quarter in 2008; however, Blackmont continued to make important contributions to our business despite the industry-wide slowdown in investment banking activity."

For example, fee-based and mutual fund accounts at Blackmont were up $182.5 million, or 6%, for the year-to-date at June 30, 2008.

Operating margins in the asset management segment, which includes CI Investments, United Financial, and KBSH, were relatively flat during the quarter. Year-over-year margins were affected by the mix between equity, income, and money market funds, as well as the trend towards a higher proportion of CI's assets being Class F and Class I funds.

For detailed financial statements for the quarter and six months ended June 30, 2008, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

In other matters, a monthly distribution of $0.17 per trust unit of CI and exchangeable limited partner unit of Canadian International LP was declared payable on September 15, October 15 and November 14, 2008. These distributions reflect CI's current expectations for distributable cash and represent a yield of 9.6% on CI's closing unit price of $21.33 on August 13, 2008.

As of July 31, 2008, there were 134,081,658 issued and outstanding trust units of CI and 146,446,746 exchangeable limited partner units of Canadian International LP, for a total outstanding amount of 280,528,404.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 5 p.m. Eastern time to discuss the results. Please note that the time and the phone numbers for this call have been changed from those published previously.

To listen to the call, please dial (416) 644-3420 or 1-800-814-4941. The webcast, which includes a slide presentation, will be available at www.ci.com/q2. The call will be available for playback starting at 7:30 p.m. Eastern time until August 28, 2008 at (416) 640-1917 or 1-877-289-8525 (passcode: 21279428, followed by the number sign). The webcast will be archived at www.ci.com/q2.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending August 31, 2008

Toronto, August 20, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending August 31, 2008 payable on September 15, 2008 to unitholders of record as at August 29, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\aug\rel-aggregate.doc

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

FOR IMMEDIATE RELEASE

New deposit note by Scotiabank and CI Investments offers double the exposure with principal protection

TORONTO (August 20, 2008) – CI Investments Inc. ("CI") today announced the launch of The Bank of Nova Scotia – CI 2X™ Deposit Notes, Series 2 ("the Notes"), which offer investors double the exposure to a broadly diversified and actively managed balanced fund, along with the peace of mind of principal protection.

The Notes, issued by The Bank of Nova Scotia, provide a return linked to the performance of Signature Income & Growth Fund from CI Investments. The fund invests in a broad range of asset classes, including income trusts, preferred shares and dividend-paying common stocks. This diversification reduces risk and gives the managers more flexibility to respond to changing market conditions, so that they can take advantage of new opportunities as well as preserve capital. The lead portfolio managers are Eric Bushell, Chief Investment Officer, and James Dutkiewicz of Signature Global Advisors.

The innovative option-based strategy of the Notes ensures that they have a continuous 200% exposure to the fund throughout their seven-year life. Fund distributions are automatically reinvested into the Note structure to maximize tax-deferred growth, while the principal amount is 100% guaranteed by The Bank of Nova Scotia if held to maturity.

"The Notes are designed for investors who want the security of protecting their capital, while enhancing the returns of their investments," said David R. McBain, CI Senior Vice-President. "The Notes' structure controls risk through principal protection and the fund's broad diversification, while maximizing performance potential with 200% exposure to the fund at all times regardless of fund returns."

The Bank of Nova Scotia – CI 2X Deposit Notes, Series 2, are available for sale until September 30, 2008, through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $5,000. A complete description of the Notes can be found in the Information Statement describing the issue.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws and, subject to certain exemptions, may not be offered for sale, sold or delivered, directly or indirectly, in the United States, its territories or possessions to or for the account or benefit of U.S. persons within the meaning of regulations under the 1933 Act. No securities commission or similar authority has reviewed or in any way passed on the Notes described and any representation to the contrary is

an offence. In addition, the Notes may not be offered or sold to residents of any jurisdiction or country of Europe.

About The Bank of Nova Scotia

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 60,000 employees, Scotiabank Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services, including personal, commercial, corporate and investment banking. With $453 billion in assets (as at April 30, 2008), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

About CI Investments

CI Investments Inc. is one of Canada's largest investment fund companies with over $55 billion in assets under management. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with $99.3 billion in fee-earning assets as of July 31, 2008.

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For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

NE DOIT PAS ÊTRE DISTRIBUÉ AUX AGENCES DE TRANSMISSION AMÉRICAINES

POUR DIFFUSION IMMÉDIATE

Un nouveau billet de dépôt lancé par la Banque Scotia et Placements CI offre une double exposition avec une protection du capital

TORONTO (20 août 2008) – CI Investments Inc. (« CI ») a annoncé aujourd'hui le lancement des billets de dépôt CI 2X^MC, série 2 de la Banque de Nouvelle-Écosse (les « billets », qui offrent aux investisseurs une double exposition à un fonds largement diversifié et géré de façon active, en plus de la tranquillité d'esprit que procure une protection du capital.

Les billets, émis par la Banque de Nouvelle-Écosse, fournissent un rendement lié à la performance du Fonds de revenu et de croissance Signature de Placements CI. Le Fonds investit dans une vaste gamme de catégories d'actifs qui comprennent des fiducies de revenu, des actions privilégiées et des actions ordinaires versant des dividendes. Cette diversification réduit le risque et offre plus de flexibilité aux gestionnaires pour répondre aux conditions de marché changeantes. Par conséquent, ils peuvent tirer parti de nouvelles occasions de placement, tout en assurant la protection de leur capital. Les principaux gestionnaires de portefeuille sont Eric Bushell, directeur des placements, et James Dutkiewicz de Signature Global Advisors.

La structure innovatrice axée sur les options des billets assure une exposition continue de 200 % au Fonds durant la période de sept ans. Les distributions du Fonds sont automatiquement réinvesties dans des parts supplémentaires de la structure du billet. Cela permet de maximiser la croissance dont l'imposition est différée. De plus, la Banque de Nouvelle-Écosse garantit que les porteurs recevront 100 % du capital à l'échéance.

« Les billets ont été conçus pour les investisseurs qui souhaitent protéger leur capital, tout en augmentant le rendement de leurs placements, » a déclaré David R. McBain, vice-président principal de CI. « La structure des billets cherche à contrôler le risque parla protection du capital et à maximiser le rendement potentiel en ayant recours à une exposition de 200 % au Fonds en tout temps, peu importe son rendement. »

Les billets de dépôt CI 2X^MC, série 2, de la Banque de Nouvelle-Écosse sont en vente jusqu'au 30 septembre 2008, par l'entremise d'agents de courtage autorisés, et sont disponibles pour les régimes enregistrés. Le placement minimal est de 5 000 $. Une description complète des billets est disponible dans le Document d'information, qui donne une description de l'émission.

Les billets n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, en sa version modifiée (la « Loi de 1933 »), ou des lois sur les valeurs mobilières d'un État et ils ne peuvent être offerts ni vendus, directement ou indirectement, aux États-Unis ou dans leurs territoires ou possessions ou à des personnes des États-Unis, ni pour leur compte

ou profit, en vertu de la Loi de 1933. Aucune commission de valeurs mobilières ou autorité similaire n'a révisé ou passé en revue les modalités des billets décrits dans la présente, et toute mention contraire à cela représente une infraction. De plus, les billets ne peuvent pas être offerts ou vendus aux résidents de tout pays ou juridiction européen.

À propos de la Banque de Nouvelle-Écosse
La Banque Scotia est l'une des plus grandes institutions financières en Amérique du Nord et la banque canadienne ayant la plus forte présence mondiale. Avec plus de 60 000 employés, le Groupe Banque Scotia et ses filiales offrent des services à plus de 12,5 millions de clients dans une cinquantaine de pays. La Banque Scotia offre une gamme diverse de produits et de services, dont des services bancaires personnels, commerciaux, corporatifs et de placement. Affichant des actifs de 453 milliards de dollars (au 30 avril 2008), le cours de la Banque Scotia est négocié à la bourse de Toronto (BNS) et à la bourse de New York (BNS). Pour de plus amples renseignements, veuillez visiter le www.scotiabank.com.

À propos de Placements CI
CI Investments Inc. est l'une des plus importantes sociétés de fonds communs de placement du Canada, avec un actif sous gestion d'environ 55 milliards de dollars. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site Web qui se trouve à l'adresse www.ci.com. CI est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actifs indépendante sous contrôle canadien qui gérait des actifs rapportant des commissions d'environ 99,3 milliards de dollars le 31 juillet 2008.

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Pour de plus amples renseignements, communiquez avec :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial issues statement

TORONTO (August 22, 2008) – At the request of the Investment Industry Regulatory Organization of Canada, on behalf of the Toronto Stock Exchange, CI Financial Income Fund ("CI") today confirmed that over the past several months, CI has had discussions with a number of parties concerning possible strategic combinations involving CI and its subsidiaries. At the present time, there is no certainty that any transaction will be completed. As per company policy, CI will not comment further on rumours and speculation.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $99.3 billion in fee-earning assets as of July 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Five Barrier Return of Capital Note Securities offer tax-efficient payments and exposure to the Canadian banks

TORONTO (August 26, 2008) – CI Investments Inc. today announced the launch of Skylon Big Five Barrier Return of Capital Note Securities, Series 1, which offer investors attractive tax-efficient payments and returns linked to the performance of the common shares of the five largest Canadian banks.

"Over the past year, Canadian bank stocks have been affected by the U.S. financial crisis, and they are trading significantly below their 52-week highs. The Skylon Big Five Barrier Return of Capital Notes have been designed to take advantage of the opportunity presented by the price decline and increased volatility of Canadian bank stocks," said David R. McBain, Senior Vice-President, CI Investments Inc. "At the same time, the Notes offer protective features for investors who are concerned that more bad news and further writedowns may be in store."

The principal-at-risk Note Securities, issued by National Bank of Canada, offer a return linked to the common shares of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank.

Regardless of the performance of the underlying stocks, the Note Securities will make semi-annual payments equal to 7.5% per annum of the principal amount. The payments will be tax-efficient, as they will be in the form of return of capital. The 7.5% yield is superior to the current dividend yield offered by the five bank shares.

At the end of the five-year term, in addition to the $37.50 of cumulative ROC payments already received and provided that none of the bank stocks decline by 50% or more during the term of the Note Securities, investors will receive an amount equal to their original investment of $100 per Note Security. There is also the potential for investors to receive more than their initial investment.

Detailed information about the Skylon Big Five Barrier Return of Capital Note Securities, Series 1, is contained in a prospectus and related pricing supplement filed on www.sedar.com and which may also be obtained through financial advisors authorized to distribute these securities. The Note Securities are fully eligible for registered plans and available for sale until September 30, 2008. The issue price is $100 per Note, with a minimum subscription of $5,000.

CI Investments® News Release

CI Investments Inc. is one of Canada's largest investment fund companies with approximately $55 billion in assets under management. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with $99.3 billion in fee-earning assets as of July 31, 2008.

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For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE

Les titres sous forme de billets Skylon 5 grandes banques avec seuil et RDC fournissent des versements fiscalement avantageux avec une exposition aux banques canadiennes

TORONTO (le 26 août 2008) – CI Investments Inc. a annoncé aujourd'hui le lancement des titres sous forme de billets Skylon 5 grandes banques avec seuil et RDC, série 1, qui fournissent aux investisseurs des versements intéressants et fiscalement avantageux et un rendement lié à la performance des actions ordinaires des cinq plus grandes banques canadiennes.

« Au cours de la dernière année, les titres bancaires canadiens ont été touchés par la crise financière aux États-Unis, et ils se négocient à des niveaux bien inférieurs à leur sommet sur 52 semaines. Les billets Skylon 5 grandes banques avec seuil et RDC ont été conçus de manière à tirer partie de la baisse du cours et de la hausse de volatilité des titres bancaires canadiens », a déclaré David R. McBain, vice-président principal, CI Investments Inc. « En même temps, les billets offrent des éléments de protection pour des investisseurs qui sont préoccupés par la possibilité de mauvaises nouvelles et réévaluations à la baisse à venir. »

Les titres sous forme de billets, dont le capital est à risque et qui ont été émis par la Banque Nationale du Canada, offrent un rendement lié aux actions ordinaires de la Banque de Montréal, la Banque Canadienne Impériale de Commerce, la Banque Royale du Canada, la Banque de Nouvelle-Écosse et la Banque Toronto-Dominion.

Peu importe le rendement des actions sous-jacentes, les titres sous forme de billets effectueront des versements semestriels correspondant à 7,5 % du capital par année. Les versements seront fiscalement avantageux, car ils seront sous forme de remboursement de capital. Le rendement de 7,5 % est supérieur au rendement des actions offert actuellement par les actions des cinq banques.

Des versements RDC au montant cumulatif de 37,50 $ seront versés, pourvu qu'aucune des actions des banques n'ait baissé de 50 % ou plus au cours de la durée des titres sous forme de billets. De plus, à la fin de la durée de cinq ans, les investisseurs auront droit à un montant égal à leur placement initial de 100 $ par titre sous forme de billet. Il se peut également que les investisseurs aient droit à un montant supérieur à leur placement initial.

Vous trouverez des renseignements détaillés sur les titres sous forme de billets Skylon 5 grandes banques avec seuil et RDC, série 1, dans le prospectus et le document d'information connexe figurant à l'adresse www.sedar.com. Vous pouvez aussi vous procurer ces documents auprès d'un conseiller financier autorisé à vendre ces titres. Les titres sous forme de billets sont 100 % admissibles aux régimes enregistrés et seront disponibles jusqu'au 30 septembre 2008. Le prix d'émission est de 100 $ par billet et la souscription minimale est fixée à 5 000 $.

CI Investments   **Communiqué**

CI Investments Inc. est l'une des plus importantes sociétés de fonds communs de placement du Canada, avec un actif sous gestion d'environ 55 milliards de dollars. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site Web qui se trouve à l'adresse www.ci.com. CI est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs rapportant des commissions d'environ 99,3 milliards de dollars au 31 juillet 2008.

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Pour de plus amples renseignements, communiquez avec :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

82-4994

CI Financial

QUARTERLY REPORT • June 30, 2008

TABLE OF CONTENTS

Financial Highlights

(in thousands, except per unit amounts)	As at June 30, 2008	As at June 30, 2007	% change
Fee-earning assets	102,229,513	108,030,264	(5)
Retail assets under management	65,102,547	66,258,281	(2)
Units outstanding	278,791	284,579	(2)

	For the quarter ended June 30, 2008	For the quarter ended June 30, 2007	% change
Average retail assets under management	65,839,458	66,384,375	(1)
Gross sales of managed funds	3,050,031	2,867,086	6
Redemptions of managed funds	2,176,881	2,297,625	(5)
Net sales of managed funds	873,150	569,461	53
Net income	134,671	151,551	(11)
Earnings per unit	0.48	0.54	(11)
EBITDA*	171,877	194,061	(11)
EBITDA* per unit	0.62	0.69	(10)
Pre-tax operating earnings* per unit	0.53	0.62	(15)
Distributions paid per unit	0.49	0.54	(9)
Average units outstanding	279,127	281,735	(1)

	For the six months ended June 30, 2008	For the six months ended June 30, 2007	% change
Average retail assets under management	63,828,613	65,052,533	(2)
Gross sales of managed funds	6,523,610	6,379,950	2
Redemptions of managed funds	5,144,631	4,896,535	5
Net sales of managed funds	1,378,979	1,483,415	(7)
Net income	274,043	293,673	(7)
Earnings per unit	0.98	1.05	(7)
EBITDA*	353,381	369,705	(4)
EBITDA* per unit	1.26	1.32	(5)
Pre-tax operating earnings* per unit	1.04	1.20	(13)
Distributions paid per unit	1.03	1.08	(5)
Average units outstanding	279,366	280,645	–

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.*

A reconciliation of EBITDA to net income is provided on page 10.

A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 9.

Dear Unitholders,

Financial markets in the second quarter of 2008 showed continued volatility as they rose in April and May before pulling back in June. The S&P/TSX Composite Index climbed 9.1% over the three months and the Canadian dollar strengthened 0.4% against the U.S. dollar. The S&P 500 Index fell 2.7% and the Dow Jones Industrial Average slipped 6.9%, which converted to losses of 3.6% and 7.7%, respectively, in Canadian dollars. The MSCI World index lost 1.4% over the same three-month period, which translated to a loss of 2.3% in Canadian dollars.

CI posted net sales of $873 million in the second quarter, with sales of segregated funds leading the way. CI's average retail assets under management jumped 7% from the average level for the first quarter, which improved results in the Asset Management segment. Banking and service fee revenues in the Asset Administration segment declined 3%, as capital markets activity slowed significantly from the same period a year earlier.

Operating Review

CI's net income in the quarter ended June 30, 2008 was $134.7 million, or $0.48 per unit, down 11% from $151.6 million, or $0.54 per unit in the quarter ended June 30, 2007. EBITDA, which provides a pre-tax measure of underlying profitability, was $171.9 million, or $0.62 per unit, down 11% from $194.1 million, or $0.69 per unit.

In comparison with the first quarter of 2008, net income and EBITDA (adjusted for equity-based compensation) were each up 4%. These increases are primarily related to the Asset Management segment, which posted management fees that were 5% higher quarter-over-quarter.

Outlook

While the state of financial markets over the short-term remains unclear, CI will continue to focus on the controllable side of its business, including product sales and development, relative fund performance, and containment of SG&A expenses. CI reported net sales of $196 million in July, bringing year-to-date net sales to $1.6 billion and maintaining CI as one of the top-selling companies in the industry. In June, Morningstar Canada announced that CI is tied for first place as the company with the most five-star rated segregated funds.

The Board of Trustees declared monthly distributions of $0.17 per unit payable on September 15, October 15, and November 14, 2008 to unitholders of record on August 31, September 30 and October 31, 2008, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") dated August 1, 2008 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at June 30, 2008, compared with December 31, 2007, and the results of operations for the six months and quarter ended June 30, 2008, compared with the six months and quarter ended June 30, 2007.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, and KBSH Capital Management Inc. ("KBSH"). The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM").

This MD&A contains forward-looking statements with respect to future financial performance, strategy and business conditions. These statements are based on current expectations, estimates about the markets in which we operate and management's beliefs and assumptions regarding these markets. These statements are subject to risks and uncertainties, which may prove to be inaccurate. Therefore actual results may differ materially from current expectations and those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated February 29, 2008, which is available at www.sedar.com. The reader is cautioned against undue reliance on these forward-looking statements.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Summary of Quarterly Results

(millions of dollars, except per unit amounts)

	2008		2007				2006	
INCOME STATEMENT DATA	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Management fees	316.9	301.0	322.2	326.3	329.7	314.6	306.7	293.8
Administration fees	72.8	74.4	81.3	75.6	94.6	40.8	37.3	31.1
Other revenues	19.0	22.3	23.6	15.9	16.7	13.6	15.0	12.1
Total revenues	408.7	397.7	427.1	417.8	441.0	369.0	359.0	337.0
Selling, general and administrative	94.7	77.8	92.4	88.5	92.4	73.4	64.1	66.2
Trailer fees	91.4	85.9	93.8	92.9	93.1	89.0	85.8	81.1
Investment dealer fees	46.4	47.4	51.8	49.5	56.0	31.9	28.5	23.9
Amortization of deferred sales commissions	35.0	33.4	32.1	30.9	29.4	27.4	25.6	24.1
Interest expense	12.9	11.8	11.4	10.6	10.0	7.6	6.6	5.4
Other expenses	9.0	9.5	9.4	7.7	9.8	2.6	2.8	2.5
Total expenses	289.4	265.8	290.9	280.1	290.7	231.9	213.4	203.2
Income before income taxes	119.3	131.9	136.2	137.7	150.3	137.1	145.6	133.8
Income taxes	(15.4)	(7.5)	(51.5)	(6.0)	(1.3)	(5.0)	(4.3)	(4.6)
Net income	134.7	139.4	187.7	143.7	151.6	142.1	149.9	138.4
Earnings per unit	0.48	0.50	0.66	0.50	0.54	0.51	0.53	0.49
Distributions paid per unit	0.49	0.54	0.57	0.55	0.54	0.54	0.5025	0.5025

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. These funds and products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, the underwriting of securities transactions, principal trading and ongoing service to clients.

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater") and its subsidiaries, including Blackmont, a full-service investment dealer, KBSH, an investment counselling firm, and Lakeview, a mutual fund company. On September 1, 2007, Rockwater was amalgamated with Blackmont and continued as Blackmont. On January 1, 2008, Lakeview was amalgamated with CI Investments to continue as CI Investments.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, KBSH assets (collectively, assets under management or AUM), AWM assets under administration, Blackmont assets under administration and other fee-earning assets at June 30, 2008 were $102.2 billion, a decrease of 5% from $108.0 billion at June 30, 2007. As shown in the following chart, these assets are represented by $64.6 billion in retail managed funds, $0.6 billion in structured products, $2.7 billion in institutional managed assets at KBSH, $23.1 billion in AWM assets under administration, $9.8 billion in Blackmont assets under administration and $1.4 billion in other fee-earning assets.

FEE-EARNING ASSETS

AS AT JUNE 30

(in billions)	2008	2007	% change
Retail managed funds	$64.6	$65.4	(1)
Structured products	0.6	0.9	(33)
Total retail assets under management	$65.2	$66.3	(2)
Institutional managed assets	2.7	3.2	(16)
Total assets under management	$67.9	$69.5	(2)
AWM assets under administration	23.1	26.7	(13)
Blackmont assets under administration	9.8	10.0	(2)
Total assets under administration*	$32.9	$36.7	(10)
CI other fee-earning assets	1.4	1.8	(22)
Total fee-earning assets	$102.2	$108.0	(5)

**Includes $10.9 billion and $11.9 billion in assets managed by CI Investments and United in 2008 and 2007, respectively.*

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in assets under management during the six months ended June 30, 2008 is detailed in the table below.

(in billions)	Six months ended June 30, 2008
Retail assets under management at December 31, 2007	$64.2
Gross sales	6.6
Redemptions	5.2
Net sales	1.4
Market performance	(0.4)
Retail assets under management at June 30, 2008	$65.2

The table below sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's average retail assets from the first quarter of 2008 is the result of positive market performance and strong net sales.

(in billions)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended December 31, 2007
Average retail assets under management	$65.839	$61.818	$66.384
Change from last quarter	6.5%		
Change from last year	(0.8%)		
Gross sales	$3.1	$3.5	$2.9
Net sales	$0.9	$0.5	$0.6

Industry net sales of mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were $4.4 billion for the three months ended June 30, 2008, down $3.9 billion from $8.3 billion in the same period last year. While industry net sales of long-term funds have improved since the first quarter of 2008, they remain in net redemptions year-to-date. Total industry assets at June 30, 2008 of $700.1 billion were down 1% from $706.8 at June 30, 2007, and up 2% from $687.6 billion at March 31, 2008. Sales and assets reported by IFIC are helpful as an indicator of trends affecting a significant portion of CI's business.

Results of Operations

CI reported net income of $134.7 million ($0.48 per unit) for the quarter ended June 30, 2008, a decrease of 11% from the $151.6 million ($0.54 per unit) reported in the quarter ended June 30, 2007 and a decrease of 3% from the $139.4 million ($0.50 per unit) reported in the quarter ended March 31, 2008. For the six-month period ended June 30, 2008, CI reported net income of $274.1 million ($0.98 per unit), down 7% from $293.7 million ($1.05 per unit) in the same period in 2007.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended June 30, 2008 were decreased by equity-based compensation expenses of $1.8 million ($1.2 million after-tax), versus expenses of $2.0 million ($1.3 million after-tax) in the quarter ended June 30, 2007 and a recovery of $13.8 million ($9.1 million after-tax) in the quarter ended March 31, 2008.

In the quarter ended June 30, 2008, income tax recoveries were $15.4 million versus $1.3 million in the quarter ended June 30, 2007. In the quarter ended March 31, 2008, an income tax recovery of $7.5 million was recorded.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also deducted to remove the impact of back-end financed assets under management.

Redemption fee revenue dropped to $8.5 million in the second quarter from $9.8 million in the first quarter of 2008. This decrease can be attributed to lower back-end asset redemption levels. When compared with the quarter ended June 30, 2007, redemption fee revenue increased by $0.5 million. This increase was a result of a higher average redemption fee rate, as the volume of back-end asset redemptions decreased between the comparative periods.

Amortization of deferred sales commissions and fund contracts increased to $36.2 million in the quarter ended June 30, 2008 from $34.5 million in the quarter ended March 31, 2008 and $30.2 million in the second quarter of 2007. The increase is a result of higher spending on deferred sales commissions, which has grown from $80 million per year in 2003 to $186.9 million over the past twelve months.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions ("DSC") and fund contracts.

(in millions, except per unit amounts)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Income before income taxes	$119.3	$131.9	$150.3	$251.2	$287.4
Less:					
Redemption fees	8.5	9.8	8.0	18.3	16.7
Gain on marketable securities and fund contracts	–	–	–	–	0.2
Add:					
Amortization of DSC and fund contracts	36.2	34.5	30.2	70.7	58.3
Equity-based compensation expense	1.8	(13.8)	2.0	(12.0)	8.3
Pre-tax operating earnings	$148.8	$142.8	$174.5	$291.6	$337.1
per unit	$0.53	$0.51	$0.62	$1.04	$1.20

Pre-tax operating earnings per unit were up 4% for the quarter ended June 30, 2008, compared with the quarter ended March 31, 2008 as average retail assets under management increased 7%. Pre-tax operating earnings were down 15% from the comparative quarter ended June 30, 2007, as average retail assets under management and CI's operating margin declined within the Asset Management segment and revenues fell in the Asset Administration segment.

EBITDA for the quarter ended June 30, 2008 was $171.9 million ($0.62 per unit), a decrease of 11% from $194.1 million ($0.69 per unit) for the quarter ended June 30, 2007. The decrease is similar to that of the pre-tax operating earnings, and for the same reasons. EBITDA was down from $181.5 million ($0.65 per unit) in the previous quarter primarily as a result of the equity-based compensation expense recovery of $13.8 million recognized in the previous quarter versus the $1.8 million expense in the current quarter. For the six-month period ended June 30, 2008, EBITDA was $353.4 million ($1.26 per unit), down 4% from $369.7 million ($1.32 per unit) reported in the same period of 2007.

Interest expense increased due to higher debt levels, as discussed under "Liquidity and Capital Resources," although the average interest rate paid declined. CI's debt increased primarily due to the funding of deferred sales commissions and the repurchase of units. Debt is generally used to fund growth in the company as well as to repurchase unit capital. EBITDA provides information on the results of operations prior to the impact of such capital structure decisions and financing activities on interest expense.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per unit amounts)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Net income	$134 7	$139.4	$151 6	$274.1	$293.7
Add (deduct):					
Interest expense	12.9	11.8	10.0	24.7	17.6
Income tax expense (recovery)	(15.4)	(7.5)	(1.3)	(22.9)	(6.3)
Amortization of DSC and fund contracts	36.1	34.5	30.2	70.7	58.3
Amortization of other items	3.6	3.3	3.6	6.8	6.4
EBITDA	$171 9	$181.5	$194.1	$353.4	$369.7
per unit	$0.62	$0.65	$0.69	$1 26	$1.32
EBITDA margin (as a % of revenue)	42%	46%	44%	44%	46%

Asset Management Segment

The Asset Management segment of the business is CI's principal business segment and includes the operating results and financial position of CI Investments, United, and KBSH.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in millions)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Management fees	$316.9	$301.0	$329.7	$617.9	$644.3
Other revenue	10.8	13.1	14.1	23.9	24.7
Total revenue	327.7	314.1	343.8	641.7	669.0
Selling, general and administrative	60.3	43.4	60.9	103.7	122.0
Trailer fees	95.0	90.2	97.0	185.2	189.5
Amortization of deferred sales commissions and fund contracts	36.5	34.8	30.2	71.3	58.6
Other expenses	5.2	5.6	5.4	10.8	7.1
Total expenses	197.0	174.0	193.5	371.0	377.2
Income before income taxes and non-segmented items	$130.7	$140.1	$150.3	$270.7	$291.8

Revenues

Revenues from management fees were $316.9 million for the quarter ended June 30, 2008, a decrease of $12.8 million or 4% from the quarter ended June 30, 2007 and up $15.9 million or 5% from the quarter ended March 31, 2008. The change for each of the respective periods was generally reflective of the change in average retail assets under management, although as a percentage of average retail assets under management, management fees were 1.936% for the quarter ended June 30, 2008, down from 1.992% in the second quarter last year and 1.958% in the first quarter ended March 31, 2008.

Average management fee rates have decreased as a result of a change in the mix between equity and bond and money market funds where CI receives a lower management fee. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At June 30, 2008, there was $779.0 million and $7.2 billion in Class F and Class I funds, respectively, compared with $736.7 million and $6.8 billion at June 30, 2007.

For the quarter ended June 30, 2008, other revenue was $10.8 million, decreasing from $14.1 million and $13.1 million for the quarters ended June 30, 2007 and March 31, 2008 respectively. Included in the quarter ended June 30, 2008 is $2.8 million related to KBSH, compared with $3.0 million for the first quarter of 2008 and $3.2 million for the comparable quarter in 2007.

The largest component of other revenue is redemption fees. As discussed earlier, redemption fees were $8.5 million for the quarter ended June 30, 2008, compared to redemption fees of $8.0 million in the second quarter of 2007 and $9.8 million for the first quarter of 2008.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $60.3 million for the quarter ended June 30, 2008. This is a slight decline from $60.9 million for the quarter ended June 30, 2007 and an increase from $43.4 million for the quarter ended March 31, 2008. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $2.0 million for the quarter ended June 30, 2007 compared with recoveries of $14.3 million for the quarter ended March 31, 2008. The equity-based compensation expense for the quarter ended June 30, 2008 was $1.4 million.

Based on the price per CI trust unit of $28.07 at December 31, 2007, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $27.2 million. Based on the price per CI trust unit of $22.00 at June 30, 2008, and the options that were exercised during the six-month period, the equity-based compensation liability decreased by $16.7 million to $10.5 million. The decline in the liability was primarily a result of the decline in the unit price during the six-month period ended June 30, 2008. Although CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $58.9 million for the quarter ended June 30, 2008, $57.7 million for the previous quarter ended March 31, 2008 and $58.9 million for the quarter ended June 30, 2007.

As a percentage of average retail assets under management, net SG&A expenses were 0.36% for the quarter ended June 30, 2008 – unchanged when compared with the quarter ended June 30, 2007. Relative to the first quarter of 2008, net SG&A expenses were down two basis points, reflecting cost containment during a period of average retail asset growth.

Trailer fees decreased to $95.0 million for the quarter ended June 30, 2008 from $97.0 million for the quarter ended June 30, 2007 and increased from the $90.2 million for the quarter ended March 31, 2008. Net of intersegment amounts, this expense decreased to $91.4 million for the quarter ended June 30, 2008 from $93.1 million in the second quarter of 2007. As a percentage of average retail assets under management, trailer fees were 0.56% in the second quarter of 2008, unchanged from the prior quarter, and down slightly from the comparable quarter in 2007. This decrease is consistent with the change in assets towards funds that have lower or no trailer fees.

For the quarter ended June 30, 2008, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 1.018%, down from 1.074% for the second quarter last year and 1.025% in the first quarter this year. In both cases, the decline was primarily a result of lower management fees. When compared with the second quarter of 2007, the decline in management fees was partially offset by a decline in trailer fees. Relative to last quarter, margin pressure was eased somewhat by a reduction in net SG&A expenses.

Generally, the trend in CI's margins has been gradually downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fees and contribute to a decline in margins. However, this quarter the decline in management fee and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds and I-class funds relative to CI's total assets under management. Historically CI has been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins. While this was the case this quarter, it was not the case in the first quarter of 2008, as it is particularly difficult to control these expenses in periods when assets decline.

Commissions paid from CI's cash resources on the sale of funds sold on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over 36 months (low-load) or 84 months (full-load) immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $35.7 million for the quarter ended June 30, 2008, up from $29.4 million in the same quarter last year and $33.4 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the last four fiscal years.

Other expenses decreased from $5.4 million for the quarter ended June 30, 2007 and $5.6 million last quarter to $5.2 million for the quarter ended June 30, 2008. Included in other expenses are distribution fees to limited partnerships, which were flat relative to last quarter at $0.6 million, lower than the $0.7 million for the comparative period last year. Other expenses also included $2.8 million related to KBSH for the quarter ended June 30, 2008 compared to $3.0 million in the first quarter of 2008.

Income before income taxes and interest expense for CI's principal segment was $130.7 million for the quarter ended June 30, 2008, compared with $150.3 million in the same period last year and $140.1 million in the previous quarter. The decline from the previous quarter is due to the increase in equity-based compensation expense discussed above. The change from the comparable period last year is due to lower revenues and an increase in amortization expense. For the six-month period ended June 30, 2008, income before income taxes and interest expense was $270.7 million, down from $291.8 million in the same period in 2007.

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Management fees	1.936	1.958	1.992	1.947	1.997
Less:					
Trailer fees	0.558	0.558	0.563	0.558	0.565
Net SG&A expenses	0.360	0.375	0.355	0.368	0.352
Operating profit margin	1.018	1.025	1.074	1.021	1.080

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including ACM and AFM.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Administration fees	$98.7	$101.4	$121.6	$200.1	$193.7
Other revenue	8.2	9.2	2.6	17.4	5.6
Total revenue	106.9	110.6	124.2	217.5	199.3
Selling, general and administrative	34.4	34.4	31.6	68.8	43.8
Investment dealer fees	67.5	70.9	78.1	138.4	136.4
Amortization of fund contracts	0.4	0.4	0.4	0.8	0.8
Other	2.6	2.7	3.6	5.4	3.8
Total expenses	104.9	108.4	113.7	213.4	184.8
Income before income taxes and non-segmented items	$2.0	$2.2	$10.5	$4.1	$14.5

The Asset Administration segment had income before income taxes and non-segmented items of $2.0 million for the quarter ended June 30, 2008, a decline from both $10.5 million for the quarter ended June 30, 2007 and $2.2 million in the first quarter of 2008. This decrease is primarily the result of lower revenues with a less than proportionate decline in expenses. For the six-month period ended June 30, 2008, income before income taxes and non-segmented items was $4.1 million, down from $14.5 million in the same period of 2007.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $98.7 million for the quarter ended June 30, 2008, a decrease of 19% from $121.6 million for the same period last year and 3% from the prior quarter. Net of intersegment amounts, administration fee revenue was $72.8 million for the quarter ended June 30, 2008, down from $94.6 million for the quarter ended June 30, 2007 and $74.4 million last quarter. The year-over-year decrease in administration fee revenue is equally a result of the decrease in assets under administration and a reduction in fee revenue in the capital markets division of Blackmont. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended June 30, 2008 other revenues were $8.2 million, increasing from $2.6 million for the second quarter last year and decreasing from $9.2 million in the first quarter.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees decreased as a result of lower revenues and were $67.5 million for the second quarter ended June 30, 2008, compared to $70.9 million for the first quarter ended March 31, 2008 and $78.1 million for the comparative period last year.

As detailed in the table below, dealer gross margin was $31.2 million or 31.6% of administration fee revenue for the quarter ended June 30, 2008, compared to $30.5 million or 30.1% of administration fees last quarter and $43.5 million or 35.8% for the same quarter last year. The decrease in year-over-year gross margin is a result of AWM earning a larger proportion of the segment's gross margin as well as an increase in the payout to AWM advisors. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than at AWM (where SG&A costs are generally borne by the advisor). These two businesses have different business models and are operated separately, sharing certain key infrastructure and services from CI. At AWM, the payout rate to advisors has been increasing because the firm has been successful in attracting advisors with large books of business and other advisors have been consolidating their books.

Selling, general and administrative ("SG&A") expenses for the segment were $34.4 million for the three months ended June 30, 2008, flat compared with the first quarter of 2008 and up from $31.6 million in the same period last year. The year-over-year increase is primarily a result of spending on infrastructure at AWM.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Administration fees	$98 7	$101.4	$121.6	$200.1	$193.7
Less:					
Investment dealer fees	67.5	70.9	78.1	138.4	136.4
	$31 2	$30.5	$43.5	$61.7	$57.3
Dealer gross margin	31.6%	30.1%	35 8%	30.8%	29.6%

Liquidity and Capital Resources

The balance sheet for CI at June 30, 2008 reflects total assets of $3.83 billion, an increase of $203.7 million from $3.63 billion at December 31, 2007. This increase can be attributed to an increase in current assets of $168.9 million and an increase in long-term assets of $34.8 million. CI's cash and cash equivalents balance increased by $23.5 million in the six months ended June 30, 2008.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $363.7 million for the six months ended June 30, 2008. Excluding the change in working capital, cash flow from operations was $309.2 million. Both levels of cash flow were sufficient to meet distributions during the period.

CI purchased $0.5 million in marketable securities and disposed of $2.0 million for a net increase in cash of $1.5 million in the six months ended June 30, 2008. The fair value of marketable securities at June 30, 2008 was $19.2 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses increased to $268.1 million at June 30, 2008 from $211.6 million at December 31, 2007. Future income tax assets decreased by $5.4 million as a result of the $16.6 million decrease in the equity-based compensation liability.

During the six-month period ended June 30, 2008 long-term assets increased primarily as a result of a $38.9 million increase in deferred sales commissions, which reflected new sales commissions incurred of $107.2 million net of $68.3 million of amortization.

Liabilities increased by $268.0 million during the six months ended June 30, 2008. The increase in the long-term debt totalling $138.1 million was the main contributor to this change. Current income taxes payable decreased by $1.6 million. Future income taxes payable decreased by $31.6 million mainly due to an increase in the balance of tax loss carry-forwards available, which was partially offset by higher deferred sales commissions paid compared to the amount amortized for the six months. In addition, the equity-based compensation liability decreased by $16.6 million, as CI's unit price closed down $6.07 since December 31, 2007 and there were fewer options outstanding at the end of June 30, 2008.

CI drew $138.1 million on its credit facility during the six months ended June 30, 2008, increasing long-term debt. At June 30, 2008, CI had drawn $1,066.0 million at an average rate of 3.83%, compared with $927.9 million drawn at an average rate of 4.90% at December 31, 2007. Net of cash and marketable securities, debt was $967.9 million at June 30, 2008, versus $848.3 million at December 31, 2007.

Interest expenses of $24.7 million were recorded for the six months ended June 30, 2008, compared with $17.6 million for the six months ended June 30, 2007. This increase in interest expenses reflects higher average debt levels. Principal repayments are only required under the facility should the banks decide not to renew the facility on its anniversary, in which case the principal would be repaid in 48 equal monthly instalments. These payments would be payable beginning June 2009 should the banks not renew the facility. On January 14, 2008, the facility was amended to increase the amount that may be borrowed by $100 million. On July 8, 2008 the facility was further amended to increase the amount that may be borrowed by $150 million. The current limit on the facility is $1.25 billion.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and Trust units, the funding of capital expenditures and the repurchase of Trust units through its normal course issuer bid program.

CI paid sales commissions of $107.2 million in the six months ended June 30, 2008. This compares to $100.2 million in the six months ended June 30, 2007. The amount of deferred sales commissions incurred in the six-month period ended June 30, 2008 relates to sales of back-end load units of approximately $370 million per month.

During the six months ended June 30, 2008, CI incurred capital expenditures of $5.0 million, primarily for computer hardware and software.

Unitholders' equity decreased $64.3 million in the six months ended June 30, 2008. During the six-month period CI repurchased Trust units under its normal course issuer bid, in part to satisfy obligations under its deferred equity unit plan, at a cost of $79.3 million. CI declared distributions of $275.4 million ($288.3 million paid), which was more than net income for the six months ended June 30, 2008 by $1.3 million.

Distributable Cash

(in millions, except per unit amounts)	Quarter ended June 30, 2008	Quarter ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007	Inception to June 30, 2008
Cash flow from operating activities	$190.1	$199.1	$363.7	$358.5	$1,295.8
Less standardized items:					
Capital expenditures	3.0	1.1	5.0	1.8	13.6
Deferred sales commissions	51.4	41.3	107.2	100.2	361.1
Restrictions on distributions	–	–	–	–	–
Standardized distributable cash	135.7	156.7	251.5	256.5	921.1
per unit	0.486	0.556	0.900	0.912	3.270
Add adjusting items:					
Growth portion of deferred sales commissions	37.4	27.3	79.2	71.2	246.1
Equity-based compensation	1.8	9.1	3.0	11.9	48.1
Non-cash working capital change	(32.7)	(30.2)	(54.5)	(22.3)	(18.3)
Adjusted distribution base	142.2	162.9	279.2	317.3	1,197.0
per unit	0.510	0.578	1.000	1.129	4.246
Distributions paid	136.8	152.0	288.3	303.4	1,197.0
per unit	0.49	0.54	1.03	1.08	4.235
Cost of unit repurchases	10.0	16.2	79.3	32.0	299.1
Pay-out ratio on standardized distributable cash	108%	107%	146%	131%	162%
Pay-out ratio on adjusted distribution base	103%	103%	132%	106%	125%
Pay-out ratio on adjusted distribution base, net of unit repurchases	96%	93%	103%	96%	100%

The above calculation of standardized distributable cash is a simple measure of the cash available to be paid out to unitholders. It is intended to rely solely on items recorded in accordance with GAAP. The calculation starts with cash flows from operating activities less cash outlays in the period for tangible and intangible capital assets, which includes capital expenditures and deferred sales commissions, and contractual limitations or restrictions on the distribution of cash in the period by virtue of a covenant within a debt agreement, of which CI has none.

CI believes that this measure, while standardized, does not capture the amount available to be distributed to unitholders and has therefore provided a calculation of an adjusted distribution base above. CI makes three adjustments, as set out below.

CI defines its productive capacity as its assets under management. This is split into two pools, front-end and back-end financed assets. Front-end financed assets do not require any investment by CI, whereas CI pays the commission to investment advisors for back-end financed assets. CI allocates a portion of its spending on deferred sales commissions as the amount required to replenish that productive capacity when back-end financed assets are redeemed by investors. Any incremental spending on deferred sales commissions is viewed as growing CI's productive capacity and is financed by debt, not out of current period cash flow.

CI also adjusts for the cash-settled component of equity-based compensation, on an after-tax basis. These amounts are the result of increases in the unit price of CI and could have been settled with units. It is therefore viewed as a financing item and is added to the adjusted distribution base.

Other than moderate seasonal fluctuations, CI's business does not require incremental working capital at its current productive capacity; it is an amount that may grow with the growth of CI and would therefore be financed with debt. The change in working capital is therefore an additional adjustment in calculating the adjusted distribution base.

CI generally distributes most of its adjusted distribution base, with the view that the adjusting items are either expenditures related to growth in the business or other financing items to be considered in conjunction with the debt and equity components of CI's balance sheet.

The pay-out ratio on standardized distributable cash, as set out in the table above, includes the amount disbursed on the repurchase of units during the period. The pay-out ratio on the adjusted distribution base is calculated both with and without the unit repurchase amount. To date, all distributions paid have been on account of income. CI does not expect to make payments on account of capital, nor does it anticipate making payments on account of dividend.

CI's productive capacity, and therefore its ability to maintain distributions, is dependent on the amount of net sales of its funds (gross sales less redemptions) and the market performance of those funds. CI's strategy with respect to its productive capacity is to offer a wide range of products to investors, to continually enhance and develop products and to ensure the funds are managed by highly skilled portfolio managers. CI faces strong competition for investors, which it meets through providing excellent products at reasonable pricing, and margin pressure, which it offsets with increased economies of scale and efficiency in its operations.

Approximately one-third of CI's gross sales are back-end financed, and CI uses debt to finance about 70% of the deferred sales commissions paid thereon. Given the amount of required financing relative to the overall size of CI's enterprise value, CI has sufficient room to continue to finance this growth with debt. CI's current ratio of debt to EBITDA is 1.5:1. CI is comfortable with this ratio and has a long-term target of 1:1. It is forecast that over the next five years, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower.

CI is well within its financial covenants with respect to its credit facility, which requires that the debt service ratio, currently over 2 times, remains above 1.5 and that the debt to EBITDA ratio remains below 2.5 to 1.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's distributions.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At June 30, 2008, approximately 17% of CI's assets under management are held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 100 basis point change in the value of these securities would cause a change of $1.4 million in annual pre-tax earnings in the Asset Management segment.

At June 30, 2008, close to 70% of CI's assets under management are based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 14% of CI's assets under management are based in U.S. currency at June 30, 2008. Any change in the value of the Canadian dollar relative to the U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of $1.1 million in the Asset Management segment's annual pre-tax earnings.

About 70% of CI's assets under management are held in equity type securities, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 100 basis point change in the prices of equity indexes would cause a change of $5.8 million in annual pre-tax earnings.

Asset Administration Segment

CI Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officers and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results have limited exposure to the market risk impacting the asset administration segment given that this segment generates less than 2% ($2.0 million for the quarter ended June 30, 2008) of the total income before non-segmented items. Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 100 basis point change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in

financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI and ultimately CI's distributions.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that

the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to make distributions or dividends or other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to Unitholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of distributions by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Distributions

Although CI intends to distribute the income it earns, there can be no assurance regarding the amount of cash distributions distributed upstream from its subsidiaries. The actual amount of distributions paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Distributions are not guaranteed and will fluctuate with the performance of the business.

Unit Price Risk

Unit price risk arises from the potential adverse impact on CI's earnings due to movements in CI's unit price. CI's equity-based compensation liability is directly affected by fluctuations in CI's unit price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely

monitoring fluctuations in CI's unit price and purchasing CI units at optimal times on the open market for the trust created solely for the purposes of holding CI units for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI units and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's unit price at June 30, 2008 would have resulted in a change of approximately in $2.3 million in equity-based compensation.

Related Party Transactions

Sun Life is a related party as a result of its ownership of 37.5% of CI's outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and SunWise segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($26.1 million for the six months ended June 30, 2008 versus $27.4 million for the same period in 2007) and trailer fees ($50.1 million for the six months ended June 30, 2008 versus $50.6 million for the same period in 2007).

Unit Capital

As at June 30, 2008, CI had 132,272,486 Trust units and 146,518,301 Exchangeable LP units outstanding. The Exchangeable LP units may be exchanged for Trust units at any time.

At June 30, 2008, 2.5 million options to purchase Trust units were outstanding, of which 1.8 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at June 30, 2008.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$1,066.0	$22.2	$266.5	$266.5	$266.5	$244.3	–
Operating leases	58.2	17.3	13.7	9.2	6.5	5.3	6.2
Total	$1,124.2	$39.5	$280.2	$275.7	$273.0	$249.6	$6.2

Significant Accounting Estimates

The consolidated interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2007 Annual Report.

Changes in Significant Accounting Policies

On January 1, 2008, CI adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, *Financial Instruments – Disclosures* and Section 3863, *Financial Instruments – Presentation*.

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards require significant new disclosures found in Note 2 and Note 3 to the consolidated interim financial statements. The new standards did not have an impact on the financial position or results of operations of CI.

Future Accounting Changes

The Canadian Accounting Standards Board ("AcSB"), recently confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI is developing a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures as at June 30, 2008. They have concluded that they are reasonably assured these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management has evaluated and concluded that there were no changes that materially affect, or are reasonably likely to materially affect, CI's design of internal controls over financial reporting during the quarter ended June 30, 2008.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

FINANCIAL STATEMENTS

Consolidated Statements of Income and Comprehensive Income (unaudited)

FOR THE THREE-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars, except per unit amounts)	2008	2007
REVENUE		
Management fees	316,865	329,702
Administration fees	72,838	94,591
Redemption fees	8,513	8,045
Gain on sale of marketable securities	1	17
Other income	10,525	8,613
	408,742	440,968
EXPENSES		
Selling, general and administrative	94,703	92,433
Trailer fees	91,397	93,129
Investment dealer fees	46,411	55,968
Amortization of deferred sales commissions and fund contracts	36,153	30,187
Interest	12,948	9,988
Other	7,839	8,985
	289,451	290,690
Income before income taxes	119,291	150,278
Provision for (recovery of) income taxes		
Current	798	2,849
Future	(16,178)	(4,122)
	(15,380)	(1,273)
Net income for the period	134,671	151,551
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $58 [2007 – ($189)]	215	(366)
Reversal of losses to net income on available-for-sale financial assets, net of income taxes of nil [2007 – $1]	–	1
Total other comprehensive income (loss), net of tax	215	(365)
Comprehensive income	134,886	151,186
Basic and diluted earnings per unit *[note 4(d)]*	$0.48	$0.54

(see accompanying notes)

Consolidated Statements of Income and Comprehensive Income (unaudited)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars, except per unit amounts)	2008 $	2007 $
REVENUE		
Management fees	617,870	644,269
Administration fees	147,269	135,409
Redemption fees	18,271	16,688
Gain (loss) on sale of marketable securities	(3)	214
Other income	23,049	13,425
	806,456	810,005
EXPENSES		
Selling, general and administrative	172,493	165,860
Trailer fees	177,266	182,148
Investment dealer fees	93,817	87,878
Amortization of deferred sales commissions and fund contracts	70,681	58,330
Interest	24,740	17,634
Other	16,259	10,794
	555,256	522,644
Income before income taxes	251,200	287,361
Provision for (recovery of) income taxes		
Current	2,833	5,483
Future	(25,676)	(11,795)
	(22,843)	(6,312)
Net income for the period	274,043	293,673
OTHER COMPREHENSIVE LOSS, NET OF TAX		
Unrealized loss on available-for-sale financial assets, net of income taxes of ($562) [2007 – ($132)]	(3,008)	(256)
Reversal of gains to net income on available-for-sale financial assets, net of income taxes nil [2007 – $(20)]	–	(39)
Total other comprehensive loss, net of tax	(3,008)	(295)
Comprehensive income	271,035	293,378
Basic and diluted earnings per unit *(note 4(d))*	$0.98	$1.05

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

FOR THE THREE-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars)	2008 $	2007 $
OPERATING ACTIVITIES		
Net income for the period	134,671	151,551
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	(1)	(17)
Equity-based compensation	(742)	(12,218)
Amortization of deferred sales commissions and fund contracts	36,153	30,187
Amortization of other	3,485	3,608
Future income taxes	(16,178)	(4,122)
	157,388	168,989
Net change in non-cash working capital balances related to operations	32,723	30,150
Cash provided by operating activities	190,111	199,139
INVESTING ACTIVITIES		
Purchase of marketable securities	(300)	(300)
Proceeds on sale of marketable securities	451	755
Additions to capital assets	(2,989)	(1,153)
Deferred sales commissions paid	(51,453)	(41,266)
Additions to (disposal of) other assets	1,603	(5,377)
Cash paid on acquisition, including transaction costs, net of cash acquired	–	(138,664)
Cash used in investing activities	(52,688)	(186,005)
FINANCING ACTIVITIES		
Increase in long-term debt	25,000	123,775
Repurchase of unit capital *[note 4(a)]*	(9,957)	(16,165)
Issuance of unit capital *[note 4(a)]*	–	106,120
Repayment of short term borrowing	–	(34,775)
Distributions paid to unitholders	(136,771)	(151,969)
Cash provided by (used in) financing activities	(121,728)	26,986
Net increase in cash and cash equivalents during the period	15,695	40,120
Cash and cash equivalents, beginning of period	63,244	27,230
Cash and cash equivalents, end of period	78,939	67,350
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	9,608	9,457
Income taxes paid	3,836	2,557

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars)	2008 $	2007 $
OPERATING ACTIVITIES		
Net income for the period	274,043	293,673
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	3	(214)
Equity-based compensation	(16,619)	(10,221)
Amortization of deferred sales commissions and fund contracts	70,681	58,330
Amortization of other	6,760	6,380
Future income taxes	(25,676)	(11,795)
	309,192	336,153
Net change in non-cash working capital balances related to operations	54,532	22,325
Cash provided by operating activities	363,724	358,478
INVESTING ACTIVITIES		
Purchase of marketable securities	(450)	(750)
Proceeds on sale of marketable securities	1,947	4,122
Additions to capital assets	(5,001)	(1,760)
Deferred sales commissions paid	(107,181)	(100,244)
Additions to (disposal of) other assets	(55)	(7,759)
Cash paid on acquisition, including transaction costs, net of cash acquired	–	(138,664)
Cash used in investing activities	(110,740)	(245,055)
FINANCING ACTIVITIES		
Increase in long-term debt	138,059	195,716
Repurchase of unit capital *[note 4(a)]*	(79,284)	(32,025)
Issuance of unit capital *[note 4(a)]*	47	106,157
Repayment of short term borrowing	–	(34,775)
Distributions paid to unitholders	(288,273)	(303,356)
Cash used in financing activities	(229,451)	(68,283)
Net increase in cash and cash equivalents during the period	23,533	45,140
Cash and cash equivalents, beginning of period	55,406	22,210
Cash and cash equivalents, end of period	78,939	67,350
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	22,146	16,594
Income taxes paid	6,891	5,264

(see accompanying notes)

Consolidated Balance Sheets (unaudited)

(in thousands of dollars)	as at June 30, 2008	as at December 31, 2007
ASSETS		
Current		
Cash and cash equivalents	78,939	55,406
Client and trust funds on deposit	541,485	429,016
Securities owned, at market	58,706	69,532
Marketable securities	19,152	24,222
Accounts receivable and prepaid expenses	268,138	211,629
Income taxes recoverable	–	2,348
Future income taxes	3,391	8,756
Total current assets	969,811	800,909
Capital assets, net	32,832	34,938
Deferred sales commissions, net of accumulated amortization of $439,152 (December 31, 2007 – $445,858)	579,333	540,492
Fund contracts	1,017,097	1,019,436
Goodwill	1,132,926	1,132,926
Other assets	98,246	97,848
	3,830,245	3,626,549
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	302,105	230,371
Distributions payable	94,775	107,636
Client and trust funds payable	600,149	472,201
Securities sold short, at market	20,833	28,354
Income taxes payable	14,934	16,521
Equity-based compensation	10,533	27,151
Current portion of long-term debt	22,208	135,325
Total current liabilities	1,065,537	1,017,559
Long-term debt	1,043,792	792,616
Preferred shares issued by subsidiary	19,198	18,740
Future income taxes	315,365	346,967
Total liabilities	2,443,892	2,175,882
Unitholders' equity		
Unit capital *[note 4(a)]*	1,779,656	1,788,501
Contributed surplus	46,362	39,300
Deficit	(437,506)	(377,983)
Accumulated other comprehensive income (loss)	(2,159)	849
Total unitholders' equity	1,386,353	1,450,667
	3,830,245	3,626,549

(see accompanying notes)

Consolidated Statements of Changes in Unitholders' Equity (unaudited)

FOR THE THREE-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars)	2008 $	2007 $
UNIT CAPITAL *[note 4(a)]*		
Balance, beginning of period	1,781,038	1,648,148
Issuance of unit capital	–	178,483
Unit repurchase, net of issuance of unit capital on vesting of deferred equity units *[note 4(a)]*	(1,382)	(3,060)
Balance, end of period	1,779,656	1,823,571
CONTRIBUTED SURPLUS		
Balance, beginning of period	45,729	10,328
Conversion of Rockwater Capital Corp. deferred equity units	–	27,338
Compensation expense for deferred equity unit plan	2,068	1,295
Issuance of unit capital on vesting of deferred equity units	(1,435)	–
Balance, end of period	46,362	38,961
DEFICIT		
Balance, beginning of period	(423,412)	(301,717)
Net income for the period	134,671	151,551
Cost of units repurchased in excess of stated value	(7,138)	(13,105)
Distributions declared	(141,627)	(154,321)
Balance, end of period	(437,506)	(317,592)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	(2,374)	(161)
Other comprehensive income (loss)	215	(365)
Balance, end of period	(2,159)	(526)
Net change in unitholders' equity during the period	(14,628)	187,816
Unitholders' equity, beginning of period	1,400,981	1,356,598
Unitholders' equity, end of period	1,386,353	1,544,414

(see accompanying notes)

Consolidated Statements of Changes in Unitholders' Equity (unaudited)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30

(in thousands of dollars)	2008 $	2007 $
UNIT CAPITAL *[note 4(a)]*		
Balance, beginning of period	1,788,501	1,652,472
Issuance of unit capital	47	178,520
Unit repurchase, net of issuance of unit capital on vesting of deferred equity units *[note 4(a)]*	(8,892)	(7,421)
Balance, end of period	1,779,656	1,823,571
CONTRIBUTED SURPLUS		
Balance, beginning of period	39,300	–
Conversion of Rockwater Capital Corp. deferred equity units	–	27,338
Compensation expense for deferred equity unit plan	19,299	12,042
Issuance of unit capital on vesting of deferred equity units	(12,237)	(419)
Balance, end of period	46,362	38,961
DEFICIT		
Balance, beginning of period	(377,983)	(281,344)
Transition adjustment on adoption of new accounting policies	–	(81)
Net income for the period	274,043	293,673
Cost of units repurchased in excess of stated value	(58,153)	(24,185)
Distributions declared	(275,413)	(305,655)
Balance, end of period	(437,506)	(317,592)
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Balance, beginning of period	849	–
Transition adjustment on adoption of new accounting policies	–	(231)
Other comprehensive loss	(3,008)	(295)
Balance, end of period	(2,159)	(526)
Net change in unitholders' equity during the period	(64,314)	173,286
Unitholders' equity, beginning of period	1,450,667	1,371,128
Unitholders' equity, end of period	1,386,353	1,544,414

(see accompanying notes)

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

CI Financial Income Fund ["CI"] is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

Change in Accounting Policies

On January 1, 2008, CI adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, *Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.*

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity' s objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards required additional new disclosures in the notes to the consolidated financial statements [see notes 2 and 3], but did not have an impact on the financial position or results of operations of CI.

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

2. FINANCIAL INSTRUMENTS

[a] Fair value

The estimated fair values of financial instruments approximate their carrying amounts in the consolidated balance sheets. The following tables provide the carrying values for each classification of financial instruments as at June 30, 2008:

As at June 30, 2008	Held-for-trading	Designated as held-for-trading	Available-for-sale	Loans and receivables or other financial liabilities
Cash and cash equivalents	78,939	–	–	–
Client and trust funds on deposit	–	–	–	541,485
Securities owned, at market	–	58,706	–	–
Marketable securities	–	–	19,152	–
Accounts receivable	–	–	–	253,399
Other assets	–	–	10,595	87,651
Total financial assets	78,939	58,706	29,747	882,535
Accounts payable and accrued liabilities	–	–	–	302,105
Distribution payable	–	–	–	94,775
Client and trust funds payable	–	–	–	600,149
Securities sold short, at market	–	20,833	–	–
Long-term debt	–	–	–	1,066,000
Preferred shares issued by subsidiary	–	–	–	19,198
Total financial liabilities	–	20,833	–	2,082,227

As at December 31, 2007	Held-for-trading	Designated as held-for-trading	Available-for-sale	Loans and receivables or other financial liabilities
Cash and cash equivalents	55,406	–	–	–
Client and trust funds on deposit	–	–	–	429,016
Securities owned, at market	–	69,532	–	–
Marketable securities	–	–	24,222	–
Accounts receivable	–	–	–	206,088
Other assets	–	–	11,889	85,959
Total financial assets	55,406	69,532	36,111	721,063
Accounts payable and accrued liabilities	–	–	–	230,371
Distribution payable	–	–	–	107,636
Client and trust funds payable	–	–	–	472,201
Securities sold short, at market	–	28,354	–	–
Long-term debt	–	–	–	927,941
Preferred shares issued by subsidiary	–	–	–	18,740
Total financial liabilities	–	28,354	–	1,756,889

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

[b] Risk management

Risk management is an integrated process with independent oversight. CI's compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. CI's senior management takes an active role in the risk management process by reviewing policies and procedures within each business segment and assessing and mitigating the various financial risks that could impact CI's financial position and results of operations.

CI's financial instruments, as disclosed in note 2(a), bear the following financial risks:

Market risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. Management of CI's market risk is the responsibility of the Chief Compliance Officer who reports to CI's senior management. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

i. Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding is borrowed at a floating interest rate. The existing credit facility provides CI with the option of fixing interest rates, should CI change its view on its exposure to rising interest rates. Based on the amount borrowed under the facility at June 30, 2008, each 25 basis point increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $2.7 million, respectively.

ii. Foreign exchange risk

As at June 30, 2008, net financial assets of $26.1 million were denominated in U.S. currency. A 100 basis point change in U.S. exchange rates would result in a foreign exchange gain or loss of $0.3 million. CI may enter into forward contracts to manage its foreign exchange exposure to currency risk.

Forward contracts outstanding as at June 30, 2008 are as follows:

Forward contracts	Notional Amount $	Average Price $	Maturity Date	Spot Rate	Fair Value
To sell U. S. dollars	21,339	1.0152	July 3, 2008	1.0215	(134)
To buy U.S. dollars	1,496	1.0131	July 7, 2008	1.0215	13

iii. Equity risk

CI's marketable securities and securities owned or sold short are exposed to equity risk. Based on the carrying balance of these assets as disclosed in note 2(a), an increase or decrease in equity market prices by 500 basis points would result in estimated gains or losses of $3.0 million, respectively.

[in thousands of dollars, except per unit amounts]

Liquidity risk

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk though a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored though a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is well within its financial covenants with respect to its credit facility, which require that the debt service ratio, currently at 2.2 times, remains above 1.5 and that the debt to earnings before interest, taxes, depreciation and amortization ratio remain below 2.5 to 1. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms, in an amount sufficient to fund CI's needs.

CI's liabilities have contractual maturities, excluding interest payments, as follows:

	Total	Less than 1 year	1-2 years	2-5 years
Accounts payable & accrued liabilities	$302,105	$302,105	–	–
Distribution payable	94,775	94,775	–	–
Client and trust funds payable	600,149	600,149	–	–
Securities sold short, at market	20,833	20,833	–	–
Long-term debt	1,066,000	22,208	266,500	777,292
Preferred shares issued by subsidiary	19,198	–	19,198	–
Total	2,103,060	1,040,070	285,698	777,292

Credit risk

Credit risk arises from the potential that investors, clients or counterparties fail to satisfy their obligations.

As at June 30, 2008, financial assets of $893,130, represented by client and trust funds on deposit, accounts receivable and other assets, were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and receiving collateral where appropriate.

Client and trust fund deposits consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Collateral is provided in margin accounts by each client in the form of securities purchased and/or other securities and cash balances. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

Accounts receivable consists primarily of trade receivables that are outstanding for less than 90 days. As at June 30, 2008, included in accounts receivable were amounts owing of $57,756 relating to security borrowing and reverse purchase agreements transacted to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages this credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions.

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

Other assets primarily represent loans granted under CI's employee unit purchase plan and loans extended to investment advisors and capital market professionals under CI's hiring and incentive program. Employee loans are collateralized in the form of CI units and become due immediately upon termination of the employee or upon the sale of the units held as collateral. Commissions may be used to offset loan amounts made to investment advisors or capital market professionals in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

3. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term unitholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

CI's capital is comprised of unitholders' equity, long-term debt (including current portion of long-term debt) and preferred shares issued by subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Trustees is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at June 30, 2008, CI met its current required capital requirements.

CI's capital consists of the following:

	as at June 30, 2008	as at December 31, 2007
	$	$
Unitholders' equity	1,386,353	1,450,667
Long-term debt	1,066,000	927,941
Preferred shares issued by subsidiary	19,198	18,740
Less: cash	(78,939)	(55,406)
Total capital	2,392,612	2,341,942

4. UNIT CAPITAL

[a] Authorized and issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of units *(in thousands)*	Stated value $
Authorized:		
An unlimited number of Trust units of CI.		
A limited number of Exchangeable LP units of Canadian International LP and special voting units of CI.		
Trust units, balance, December 31, 2007	**134,713**	**894,230**
Issuance of unit capital	2	47
Issuance of unit capital on vesting of deferred equity units	393	10,802
Unit repurchase	(2,757)	(18,312)
Conversion from Exchangeable LP units	152	925
Trust units, balance, March 31, 2008	**132,503**	**887,692**
Issuance of unit capital on vesting of deferred equity units	60	1,435
Unit repurchase	(421)	(2,817)
Conversion from Exchangeable LP units	130	794
Trust units, balance, June 30, 2008	**132,272**	**887,104**
Exchangeable LP units, balance, December 31, 2007	**146,801**	**894,271**
Conversion to Trust units	(152)	(925)
Exchangeable LP units, balance, March 31, 2008	**146,649**	**893,346**
Conversion to Trust units	(130)	(794)
Exchangeable LP units, balance, June 30, 2008	**146,519**	**892,552**
Trust and Exchangeable LP units, December 31, 2007	**281,514**	**1,788,501**
Trust and Exchangeable LP units, June 30, 2008	**278,791**	**1,779,656**

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

[b] Employee incentive unit option plan

A summary of the changes in CI's Employee Unit Option Plan is as follows:

	Number of options *(in thousands)*	Weighted average exercise price $
Options outstanding, December 31, 2007	**2,878**	**18.80**
Options exercisable, December 31, 2007	**2,103**	**18.98**
Options exercised	(76)	12.89
Options cancelled	(7)	30.91
Options outstanding, March 31, 2008	**2,795**	**18.93**
Options exercisable, March 31, 2008	**2,025**	**19.18**
Options exercised	(228)	15.79
Options cancelled	(23)	28.71
Options outstanding, June 30, 2008	**2,544**	**19.13**
Options exercisable, June 30, 2008	**1,786**	**19.52**

Options outstanding and exercisable as at June 30, 2008 are as follows:

Exercise price	Number of options outstanding *(in thousands)*	Weighted average remaining contractual life *(years)*	Number of options exercisable *(in thousands)*
15.59	442	0.8	442
17.04	647	1.9	647
18.15	1,207	2.0	462
18.94	14	2.5	9
19.34	2	2.1	1
20.02	5	1.8	5
23.06	17	2.6	11
23.09	2	3.3	1
26.70	8	1.5	8
29.95	3	1.1	3
32.47	6	0.5	6
33.20	5	0.9	5
33.56	41	0.4	41
41.14	145	0.6	145
15.59 to 41.14	**2,544**	**1.7**	**1,786**

[c] Compensation trust

A summary of the changes in the DEU Awards outstanding and the Trust units repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's *(in thousands)*
DEU Awards outstanding, December 31, 2007	**1,675**
Granted	1,139
Cancelled	(17)
Vested	(393)
DEU Awards outstanding, March 31, 2008	**2,404**
Granted	28
Cancelled	(38)
Vested	(60)
DEU Awards outstanding, June 30, 2008	**2,334**

Trust units held by the compensation trust, December 31, 2007	**1,725**
Units repurchased for DEU Plan	1,079
Released on vesting	(393)
Trust units held by the compensation trust, March 31, 2008	**2,411**
Released on vesting	(60)
Trust units held by the compensation trust, June 30, 2008	**2,351**

[d] Basic and diluted earnings per unit

The weighted average number of units outstanding is as follows:

(in thousands)	For the six months ended June 30, 2008	For the three months ended June 30, 2008	For the six months ended June 30, 2007	For the three months ended June 30, 2007
Basic	279,366	279,127	280,645	281,735
Diluted	280,441	280,289	281,021	282,389

[e] Maximum share dilution

The following table presents the maximum number of units that would be outstanding if all the outstanding options as at July 31, 2008 were exercised:

(in thousands)	$
Units outstanding at July 31, 2008	278,177
DEU Awards outstanding	2,351
Options to purchase Trust units	2,544
	283,072

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

5. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three-month period ended June 30 is as follows:

	Asset Management		Asset Administration		Intersegment Eliminations		Total	
For the three months ended June 30,	2008	2007	2008	2007	2008	2007	2008	2007
(in thousands)	$	$	$	$	$	$	$	$
Management fees	316,865	329,702	–	–	–	–	316,865	329,702
Administration fees	–	–	98,675	121,616	(25,837)	(27,025)	72,838	94,591
Other revenues	10,785	14,110	8,254	2,565	–	–	19,039	16,675
Total revenues	327,650	343,812	106,929	124,181	(25,837)	(27,025)	408,742	440,968
Selling, general and administrative	60,302	60,879	34,401	31,554	–	–	94,703	92,433
Trailer fees	95,056	97,039	–	–	(3,659)	(3,910)	91,397	93,129
Investment dealer fees	–	–	67,513	78,118	(21,102)	(22,150)	46,411	55,968
Amortization of deferred sales commissions and fund contracts	36,465	30,247	376	376	(688)	(436)	36,153	30,187
Other expenses	5,175	5,374	2,664	3,611	–	–	7,839	8,985
Total expenses	196,998	193,539	104,954	113,659	(25,449)	(26,496)	276,503	280,702
Income before income taxes and non-segmented items	130,652	150,273	1,975	10,522	(388)	(529)	132,239	160,266
Interest expense							(12,948)	(9,988)
Recovery of (provision for) income taxes							15,380	1,273
Net income							134,671	151,551

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

Segmented information for the six-month period ended June 30 is as follows:

	Asset Management		Asset Administration		Intersegment Eliminations			Total
For the six months ended June 30,	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
(in thousands)	**$**	$	**$**	$	**$**	$	**$**	$
Management fees	**617,870**	644,269	**–**	–	**–**	–	**617,870**	644,269
Administration fees	**–**	–	**200,063**	193,685	**(52,794)**	(58,276)	**147,269**	135,409
Other revenues	**23,857**	24,757	**17,460**	5,570	**–**	–	**41,317**	30,327
Total revenues	**641,727**	669,026	**217,523**	199,255	**(52,794)**	(58,276)	**806,456**	810,005
Selling, general and administrative	**103,668**	122,037	**68,825**	43,823	**–**	–	**172,493**	165,860
Trailer fees	**185,240**	189,516	**–**	–	**(7,974)**	(7,368)	**177,266**	182,148
Investment dealer fees	**–**	–	**138,380**	136,432	**(44,563)**	(48,554)	**93,817**	87,878
Amortization of deferred sales commissions and fund contracts	**71,262**	58,629	**752**	752	**(1,333)**	(1,051)	**70,681**	58,330
Other expenses	**10,848**	7,002	**5,411**	3,792	**–**	–	**16,259**	10,794
Total expenses	**371,018**	377,184	**213,368**	184,799	**(53,870)**	(56,973)	**530,516**	505,010
Income before income taxes and non-segmented items	**270,709**	291,842	**4,155**	14,456	**1,076**	(1,303)	**275,940**	304,995
Interest expense							**(24,740)**	(17,634)
Recovery of (provision for) income taxes							**22,843**	6,312
Net income							**274,043**	293,673

	As at June 30, 2008	As at Dec. 31, 2007	**As at June 30, 2008**	As at Dec. 31, 2007	**As at June 30, 2008**	As at Dec. 31, 2007	**As at June 30, 2008**	As at Dec. 31, 2007
Identifiable assets	**2,178,632**	1,988,253	**532,310**	517,973	**(13,623)**	(12,603)	**2,697,319**	2,493,623
Goodwill	**858,703**	858,703	**274,223**	274,223	**–**	–	**1,132,926**	1,132,926
Total assets	**3,037,335**	2,846,956	**806,533**	792,196	**(13,623)**	(12,603)	**3,830,245**	3,626,549

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

JUNE 30, 2008 AND 2007

6. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life Financial Inc. ["Sun Life"], a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the three-month period ended June 30, 2008, CI incurred charges for deferred sales commissions of $11,417 [three-month period ended June 30, 2007 – $10,585], and trailer fees of $25,845 [three-month period ended June 30, 2007 – $25,899] which were paid or payable to Sun Life. The balance payable to Sun Life as at June 30, 2008 of $8,548 [December 31, 2007 – $8,476] is included in accounts payable and accrued liabilities. In addition, Sun Life has agreed to reimburse CI for a portion of any losses realized on certain investments related to the acquisition of IQON Financial Management Inc. in fiscal 2005. Based on the estimated fair value of these investments as at June 30, 2008, CI's portion of the estimated losses is not significant to its financial position or results of operations.

7. FUTURE ACCOUNTING CHANGES

The Accounting Standards Board of the CICA has issued Section 3064, Goodwill and Intangible Assets, applicable for annual and interim periods beginning on or after October 1, 2008. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CI will adopt the new standard effective January 1, 2009 and is currently assessing the impact adoption will have on its financial position and operating results.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in the current period.

9. SUBSEQUENT EVENT

On July 8, 2008 CI's revolving credit facility was amended to add a third Canadian chartered bank and to increase the amount that may be borrowed to $1.25 billion.

On August 14, 2008, the Board of Trustees declared a monthly cash distribution of $0.17 per unit payable on September 15 , October 15 and November 14, 2008.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time

CI Financial

CI Investments

Assante
WEALTH MANAGEMENT

BLACKMONT
CAPITAL

CI Financial
2 Queen St. East
Twentieth Floor
Toronto, Ontario
M5C 3G7

www.ci.com

END